AMENDMENT NO. 46 TO MANAGEMENT AGREEMENT

This Amendment No. 46 to the Management Agreement dated December 8, 2000, as amended (the “Agreement”), by and between Met Investors Series Trust (the “Trust”) and Met Investors Advisory Corp. (a predecessor to MetLife Advisers, LLC) (the “Adviser”), is entered into effective the              day of April, 2014.

WHEREAS the Agreement provides for the Adviser to provide certain services to the Trust for which the Adviser is to receive agreed upon fees; and

WHEREAS the Adviser and the Trust desire to make certain changes to the Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is acknowledged, the Adviser and the Trust hereby agree that the Agreement is amended as follows:

1. Schedule A of the Agreement hereby is amended to add the following additional Portfolios:

Portfolio	Percentage of average daily net assets
Allianz Global Investors Dynamic Multi-Asset Plus Portfolio	0.675% of the first $250 million of such assets, plus 0.650% of such assets over $250 million up to $1 billion, plus 0.600% of such assets over $1 billion

PanAgora Global Diversified Risk Portfolio	0.650% of the first $250 million of such assets, plus 0.640% of such assets over $250 million up to $750 million, plus 0.630% of such assets over $750 million up to $1 billion, plus 0.600% of such assets over $1 billion

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed on the              day of April, 2014.

MET INVESTORS SERIES TRUST	METLIFE ADVISERS, LLC

By:	By:
Name:	Name:
Title:	Title: